13010579

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

SEC FILE NUMBER
8- 66306

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TORSIELLO SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 TIMES SQUARE, 14TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KATY ANDERSON (B/D SOLUTIONS CONSULTING) (404) 303-8840 x202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARIO TORSIELLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TORSIELLO SECURITIES, INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Yolanda LaGuerra
Notary Public, State of New York
No. 01LA4977093
Certificate Filed in Queens County
Commission Expires January 28, 2015

Signature

PRESIDENT & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TORSIELLO SECURITIES, INC.

CONTENTS

DECEMBER 31, 2012

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of

TORSIELLO SECURITIES, INC.

Report on the Financial Statements

I have audited the accompanying statement of Financial condition of Torsiello Securities, Inc. (the "Company") as of December 31, 2012 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropirate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Torsiello Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplemental schedule has been subjected to the auditing procedures applied in my audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

February 21, 2013

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

TORSIELLO SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents		$ 129,592
Accounts receivable		52,952
Other assets		448
Total assets		**$ 182,992**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accrued expenses		$ 114,010
Total liabilities		**114,010**

STOCKHOLDERS'S EQUITY:

Common stock, no par value 1452 shares authorized; 72 shares issued and outstanding	$ 18,000	
Additional paid-in-capital	58,803	
Retained earnings-deficit	(7,821)	
Total stockholder's equity		**68,982**
Total liabilities and stockholder's equity		**$ 182,992**

See notes to financial statements.

TORSIELLO SECURITIES, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2012

Revenues:		
Advisory fee income		$ 219,000
Client expense reimbursement		11,985
Total revenue		**230,985**
Expenses:		
Employee compensation	$ 105,000	
Occupancy costs and services	13,200	
Telephone	7,541	
Regulatory fees and expenses	1,041	
Professional fees	20,267	
Medical insurance and benefits	35,871	
Office expense	5,638	
Dues and subscriptions	832	
Taxes	9,159	
Office supplies	2,067	
Travel and Entertainment	28,623	
Other expenses	200	
Total expenses		**229,439**
Income before federal income tax		1,546
Less: Federal income tax		-0-
Net income		**$ 1,546**

See notes to financial statements.

TORSIELLO SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities	
Net income	$ 1,546
Adjustments to reconcile net income to net cash provided by operating activities	
Increase (decrease) in cash resulting from changes in Operating assets and liabilities	
Increase in accounts receivable	(27,460)
Increase in accrued expenses and other liabilities	39,271
Net increase in cash and cash equivalents	**13,357**
Cash	
Beginning, January 1, 2012	116,235
Ending, December 31, 2012	**$ 129,592**

See notes to financial statements

TORSIELLO SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

Stockholder's equity, January 1, 2012	$ 67,436
Plus: Net income	1,546
Stockholder's equity, December 31, 2012	$ 68,982

See notes to financial statements.

TORSIELLO SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

1. **Organization and Nature of Operations:**

Torsiello Securities, Inc. (the "Company"), was a wholly-owned subsidiary of Torsiello Capital Partners, LLC (the "Parent") upon its formation on October 13, 2003 and is incorporated under the laws of Delaware. On June 30, 2004, the NASD granted approval to the Company to distribute 100% ownership to the three individual shareholders of the Parent. As of December 31, 2011, a single individual owns all outstanding shares.

The Company is engaged in the business of a broker and dealer in securities as those terms are defined in the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company engages in the investment banking business by providing financial advisory services to institutional customers, advising and arranging capital sourcing and mergers and acquisitions on its behalf and on the behalf of an affiliate, Torsiello Capital Advisers Inc., an entity affiliated through a common ownership interest with the stockholder, under which the Affiliate is engaged by clients seeking financial advisory services, and if such engagement lead to clients wishing to effect or execute a private placement of securities, then the Affiliate will engage the Company to assist in providing such services. Pursuant to such agreement, the Affiliate also utilizes the resources of the Company for research and project development work as it relates to prospective engagements of the Affiliate. The Company's activities also include the private placement of debt and equity securities on behalf of clients.

2. **Summary of Significant Accounting Policies:**

Cash Equivalents
The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. The cost of major additions and betterments is capitalized. When property or equipment is sold or otherwise disposed of, the coast and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets.

Notes to Financial Statements continued-

Revenue Recognition
Investment banking, service and advisory fees arise from securities transactions in which the Company acts as an agent, along with fees earned from providing financial advisory services to its affiliates.

Investment banking fees, especially contingency fees, are only earned and thus recognized at the time the transaction is consummated. Advisory fees to third parties or affiliates are recognized based on the terms of the underlying contract and as such services are rendered.

The Company records client expense reimbursements arising from out-of-pocket expenses incurred and re-billed to clients as revenue in the accompanying statements of operations rather than as a reduction of the expenses incurred in accordance with EITF 01-14 "Income Statement Characterization of Reimbursements Received for "Out-of-pocket" Expenses Incurred."

Income Taxes
Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. In addition, the Company may recognize deferred tax assets for future tax benefits, such as net operating loss ("NOL") carry forwards, to the extent that realization of such benefits is more likely than not.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. **Stockholder's Equity**

As of December 31, 2012, the Company has 72 shares of common stock outstanding, all of which are held by a single individual.

4. **Related Party transactions - Service Fees from Affiliate:**

On January 1, 2008, the Company amended its November 30, 2004 service agreement, previously amended on March 7, 2005 and on July 1, 2006, entered into with Torsiello Capital Advisors Inc. (the "Affiliate"). The Company is compensated with a monthly retainer for its services and a transaction fee, to be determined on a deal to deal basis. Service fees earned from this agreement for the year ended December 31, 2012 amounted to $219,000.

Notes to Financial Statements continued-

5. **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company's net capital amounted to $15,582, which was $7,981 in excess of its required net capital of $7,601. The Company's net capital ratio was 7.32 to 1 at December 31, 2012. In January 2013 the Company filed Part IIA of Form X-17a-5 (unaudited) and reported the net capital of $15,579.

6. **THE COMPANY CLAIMS EXEMPTION FROM THE REQUIREMENTS OF RULE 15c3-3 UNDER SECTION (K)(2)(i) OF THE RULE.**

7. **Revenue and Expense Sharing Agreement:**

On October 1, 2007, the Company formalized a new sub-lease and office services agreement (the "Agreement") with an unrelated party, retroactively effective to February 15, 2007. The Agreement provides for use of office space and certain related office services in perpetuity, cancelable by either party at any time with 12-months' notice. Rent expense incurred under the Agreement for the year ended December 31, 2012 was $13,200.

8. **Discretionary liabilities:**

In determining net capital, accrued amounts that are payable solely at the discretion of the broker-dealer for bonuses, profit-sharing, etc., may be added back to net worth net of any related tax benefit. Such amounts must still be reported as proposed or scheduled capital withdrawals on reports pursuant to SEA Rule 17a-5, and while excludable from Aggregate Indebtedness are still considered as liabilities for purposes of paragraphs (d) and (e) and Appendix D.

TORSIELLO SECURITIES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2012

Common Stock		$ 18,000
Additional paid-in-capital		58,803
Retained earnings-deficit		(7,821)
		68,982
Less: non-allowable assets		(53,400)
Net capital before haircuts		15,582
Less: haircuts on securities		-0-
Net capital		**15,582**
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $114,010)	$ 7,601	7,601
Excess net capital		**$ 7,981**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 114,010**
Percentage of aggregate indebtedness to net capital	**731.68%**

See notes to financial statements.

TORSIELLO SECURITIES, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2012

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$15,579
Audit Adjustments – Rounding	3
Net capital per audited report, December 31, 2012	**$15,582**

No material differences existed between the unaudited and audited net capital computation.

TORSIELLO SECURIITES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

The Company claims exemption from the requirements of rule 15c-3-3, under Section (k) (2) (i) of the rule.

TORSIELLO SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i) of the rule.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder's of

TORSIELLO SECURITIES, INC.

In planning and performing our audit of the financial statements and supplementary schedules of Torsiello Securities, Inc. (the "Company") for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

i understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2012, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 20, 2013

TORSIELLO SECURITIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2012